Exhibit (d)(viii)

SCHEDULE A

Fund	Expense Limit

Schwab Tax-Free Bond Fund	49 bps
Schwab California Tax-Free Bond Fund	49 bps
Schwab Global Real Estate Fund	75 bps
Schwab Opportunistic Municipal Bond Fund (formerly Schwab High Yield Municipal Bond Fund)	50 bps

Dated as of May 2, 2007

Amended as of June 27, 2022